UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Manual for Participation in Shareholders' Meetings

Extraordinary Shareholders' Meetings
Date: March 18, 2014
Time: 10:30 a.m.

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

INDEX

1. Message from the Chairman of the Board of Directors	4
2. Call Notice	6
3. Attendance of Shareholders at the EGM 3.1 Representation by way of a proxy	8

4. Matters to be discussed at the EGM

4.1. Bonus share at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in a bonus share of five (5) preferred shares for each Unit (SANB11), with the corresponding adjustment to the composition of the Units that will, for the moment, consist of fifty-five (55) common shares and fifty-five (55) preferred shares, through the capitalization of reserves available at the Capital Reserve account in the amount of one hundred and seventy-one million seven hundred and ninety-eight thousand three hundred and eighty-five Reais and seventy-nine centavos (R$ 171,798,385.79), pursuant to article 169 of Law 6,404/76, with a nineteen billion, two million, one hundred thousand, nine hundred and fifty-seven (19.002.100.957) preferred shares to the shareholders, on the base date to be defined after approval of the capital stock increase by the Central Bank of Brazil (BACEN), which shall be from fifty-six billion eight hundred and twenty-eight million two hundred and one thousand six hundred and fourteen Reais and twenty-one centavos (R$ 56,828,201,614.21) to fifty-seven billion Reais (R$ 57,000,000,000.00).

10

4.2. The 55:1 share reverse split (inplit) of the totality of common shares and preferred shares issued by the Company, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively.	12
4.3. Adjustment to the composition of Units, by virtue of approval of the share inplit, to consist of one (1) common share and one (1) preferred share issued by the Company.	14
4.4. As a consequence of the resolutions taken in items (a), (b) and (c) above, amendment to the following provisions of the Company’s Bylaws: (i) main section of article 5; (ii) paragraph 1 of article 53; (iii) paragraph 2 of article 56; and (iv) main section of article 57.	15
4.5. Inclusion of sole paragraph in article 11 of the Company’s Bylaws, so as to clarify that the positions of Chairman of the Board of Directors [Conselho de Administração] and Chief Executive Officer may not be held by the same person; and	16
4.6. In view of the resolutions in the preceding items, restatement of the Company’s Bylaws.	17
5. List of Exhibits:
Exhibit I – Proposal for decrease of the Company’s share capital, including the information set out in Exhibit 14, of CVM Normative Ruling No. 481/09	18
Exhibit II – Copy of the bylaws separately containing, highlited, the amendments proposed and related justifications, in conformity with article 11 of CVM Normative Ruling No. 481/09.	23
Exhibit III – Statement of Minutes of the Meeting of the Board of Directors held on September 26, 2013	51
Exhibit IV – Material Fact published on September 26, 2013.	53
Exhibit V - Documents and Related Links	58

GLOSSARY, ABBREVIATIONS AND DEFINED TERMS

For the purposes of this Guide, the terms set out below will have the meaning ascribed to them, except when otherwise defined herein.

EGM	Extraordinary General Meeting of the Company, to be held on March 18, 2014 at EGM.
Central Bank	Brazilian Central Bank
Company or Santander Brasil	Banco Santander (Brasil) S.A.
Board of Directors	Company’s Board of Directors.
CMN	Brazilian Monetary Council.
Call Notice	Call Notice published in the Official Gazette of the State of São Paulo and the newspaper “Valor Econômico” on February 15, 18 e 19, and 17, 18 e 19, 2014, respectively.
CVM Normative Ruling 481/09	CVM Normative Ruling No. 481, dated of December 17, 2009.
Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.
Guide	This Guide for Attendance at the EGM.

1. MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

I am very pleased to invite you to attend the Extraordinary General Meeting (“EGM”) of Banco Santander (Brasil) S.A. (“Company” or “Santander Brasil”), to be held on March 18, 2014, at 10:30 a.m., at the auditorium in the Company’s head office located at Avenida Presidente Juscelino Kubitschek, nos. 2.041 and 2.235, 1º mezanino, Vila Olímpia, São Paulo – SP.

This Guide for Attendance at the EGM (“Guide”) aims at assisting you with the proper decision making, by anticipating important clarifications and instructions to you.

In this EGM, we will decide upon (a)  Bonus share at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in a bonus share of five (5) preferred shares for each Unit (SANB11), with the corresponding adjustment to the composition of the Units that will, for the moment, consist of fifty-five (55) common shares and fifty-five (55) preferred shares, through the capitalization of reserves available at the Capital Reserve account in the amount of one hundred and seventy-one million seven hundred and ninety-eight thousand three hundred and eighty-five Reais and seventy-nine centavos (R$ 171,798,385.79), pursuant to article 169 of Law 6,404/76, with a nineteen billion, two million, one hundred thousand, nine hundred and fifty-seven (19.002.100.957) preferred shares to the shareholders, on the base date to be defined after approval of the capital stock increase by the Central Bank of Brazil (BACEN), which shall be from fifty-six billion eight hundred and twenty-eight million two hundred and one thousand six hundred and fourteen Reais and twenty-one centavos (R$ 56,828,201,614.21) to fifty-seven billion Reais (R$ 57,000,000,000.00);  (b) The 55:1 share reverse split (inplit) of the totality of common shares and preferred shares issued by the Company, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively; (c) Adjustment to the composition of Units, by virtue of approval of the share inplit, to consist of one (1) common share and one (1) preferred share issued by the Company; (d) As a consequence of the resolutions taken in items (a), (b) and (c) above, amendment to the following provisions of the Company’s Bylaws: (i) main section of article 5; (ii) paragraph 1 of article 53; (iii) paragraph 2 of article 56; and (iv) main section of article 57; (e) Inclusion of sole paragraph in article 11 of the Company’s Bylaws, so as to clarify that the positions of Chairman of the Board of Directors [Conselho de Administração] and Chief Executive Officer may not be held by the same person; and (f) In view of the resolutions in the preceding items, restatement of the Company’s Bylaws.

In order to facilitate the analysis and examination of the matters to be discussed at the EGM, we attach as exhibits hereto all documents relating to the matters included in the Call Notice, in conformity with CVM Instruction No. 481 of December 17, 2009 (“CVM Normative Ruling No. 481”).

Please read it carefully. We are at your disposal to solve any doubt through the e-mails acionistas@santander.com.br  and ri@santander.com.br.

We expect this Manual may satisfy its purpose at providing clarifications on the issues to be discussed. Your participation in this important event is highly valuable for our Company.

Yours truly,

Celso Clemente Giacometti

Chairman of the Board of Directors

2. CALL NOTICE

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”), as set forth in Article 124 of Law 6,404/76, are hereby called to attend the Extraordinary General Meeting (“EGM”) to be held on March 18, 2014, at 10:30 a.m., at the auditorium in the Company’s head office, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, nº 2.235, 1º mezanino, Vila Olímpia, to resolve on the following Agenda:

(a)       Bonus share at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in a bonus share of five (5) preferred shares for each Unit (SANB11), with the corresponding adjustment to the composition of the Units that will, for the moment, consist of fifty-five (55) common shares and fifty-five (55) preferred shares, through the capitalization of reserves available at the Capital Reserve account in the amount of one hundred and seventy-one million seven hundred and ninety-eight thousand three hundred and eighty-five Reais and seventy-nine centavos (R$ 171,798,385.79), pursuant to article 169 of Law 6,404/76, with a nineteen billion, two million, one hundred thousand, nine hundred and fifty-seven (19.002.100.957) preferred shares to the shareholders, on the base date to be defined after approval of the capital stock increase by the Central Bank of Brazil (BACEN), which shall be from fifty-six billion eight hundred and twenty-eight million two hundred and one thousand six hundred and fourteen Reais and twenty-one centavos (R$ 56,828,201,614.21) to fifty-seven billion Reais (R$ 57,000,000,000.00);

(b)       The 55:1 share reverse split (inplit) of the totality of common shares and preferred shares issued by the Company, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively;

(c)        Adjustment to the composition of Units, by virtue of approval of the share inplit, to consist of one (1) common share and one (1) preferred share issued by the Company;

(d)       As a consequence of the resolutions taken in items (a), (b) and (c) above, amendment to the following provisions of the Company’s Bylaws: (i) main section of article 5; (ii) paragraph 1 of article 53; (iii) paragraph 2 of article 56; and (iv) main section of article 57;

(e)        Inclusion of sole paragraph in article 11 of the Company’s Bylaws, so as to clarify that the positions of Chairman of the Board of Directors [Conselho de Administração] and Chief Executive Officer may not be held by the same person; and

(f)        In view of the resolutions in the preceding items, restatement of the Company’s Bylaws.

General Instructions:

1.         The shareholders or their legal representatives should attend the EGM bringing the relevant identity documents. In the event of representation of a shareholder by way of a proxy, shareholders should deliver at the Company’s head office, no less than seventy-two (72) hours before the EGM, a power of attorney granted as set forth in the law; and

2.         Further information on the proposals to be analyzed at the EGM can be found in the Guide for Attendance at General Meetings available to shareholders (i) at the Company’s head office at Avenida Presidente Juscelino Kubitschek, nº 2.041 e nº 2.235, Bloco A, Vila Olímpia, São Paulo - SP, 9º andar – Corporate Legal Department, for consultation on business days, from 10:00 a.m. to 4:00 p.m., and also in their websites (www.santander.com.br/ir – in Corporate Governance >> Minutes of Meetings and www.santander.com.br/acionistas – in Governança Corporativa [Corporate Governance] > Administração [Management] > Atas de Reuniões e Assembleias); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro, nº 111, 5º andar, Centro de Consultas, Rio de Janeiro – RJ, or at Rua Cincinato Braga, nº 340, 2º a 4º andares, Ed. Delta Plaza, São Paulo – SP, and its website (www.cvm.gov.br); and (iii) at BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua XV de Novembro, No. 275, São Paulo - SP and its website (www.bmfbovespa.com.br).

São Paulo, February 14, 2014

Celso Clemente Giacometti

Chairman of the Board of Directors

3. ATTENDANCE OF SHAREHOLDERS AT THE EGM

The shareholders of Santander Brasil can attend the EGM in  person  or by way of a duly appointed proxy.

Shareholders should submit the following documents to attend the EGM:

Individual	Identification document with photo [1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy) [2] • ID document of the legal representative with photo (original or certified copy)

3.1. REPRESENTATION BY POWER OF ATTORNEY

The shareholder can be represented at the EGM by way of a proxy, duly appointed by means of a public or private instrument, and in conformity with art. 126, Paragraph 1 of the Brazilian Corporate Law; proxies should have been appointed over no more than one (1) year, and should be (i) the Company’s shareholders, (ii) the Company’s management members, (ii) attorneys, or (iii) financial institutions, the investment fund’s manager being responsible for representing the investors.

The original or certified copies of the documents above can be delivered at the Company’s head office up until the beginning of the EGM.

1 The followingdocuments may be presented:  (i) General Registration ID Card (RG); (ii)Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legalrepresentatives registered with the pertinent body.

However, in order to facilitate the access of shareholders to the EGM, we recommend these documents to be delivered within no less than seventy-two (72) hours before the EGM.

In case of delivery of documents through e-mail, the original or certified copies should be delivered at the Company’s head office on the EGM date.

Documents should be delivered at the Company’s head office, at Avenida Presidente Juscelino Kubitschek, nos. 2041 and 2235 - Bloco A - Vila Olímpia - São Paulo – SP, 9º andar – Corporate Legal Department, through telephones +55 11 3553-5438 and +55 11 3553-5440, e-mail: juridsocietario@santander.com.br.   4. ISSUES TO BE PRESENTED IN THE EGM

4.1.      Bonus share at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in a bonus share of five (5) preferred shares for each Unit (SANB11), with the corresponding adjustment to the composition of the Units that will, for the moment, consist of fifty-five (55) common shares and fifty-five (55) preferred shares, through the capitalization of reserves available at the Capital Reserve account in the amount of one hundred and seventy-one million seven hundred and ninety-eight thousand three hundred and eighty-five Reais and seventy-nine centavos (R$ 171,798,385.79), pursuant to article 169 of Law 6,404/76, with a nineteen billion, two million, one hundred thousand, nine hundred and fifty-seven (19.002.100.957) preferred shares to the shareholders, on the base date to be defined after approval of the capital stock increase by the Central Bank of Brazil (BACEN), which shall be from fifty-six billion eight hundred and twenty-eight million two hundred and one thousand six hundred and fourteen Reais and twenty-one centavos (R$ 56,828,201,614.21) to fifty-seven billion Reais (R$ 57,000,000,000.00).

The subject above to be presented and voted in the EGM, jointly with the subjects indicated in items (b) and (c) of the agenda of the Call Notice, has the purpose of eliminating the trades in centavos of SANB3 (Common) and SANB4 (Preferred), increase liquidity and reduce costs of transaction thereof. In view of the fact that SANB3 and SANB4 are traded in centavos, the fluctuation of one centavo (R$0.01) in the prices thereof implies a percentage variation higher than seven per cent (7%) in the share price, which results in high cost of transaction for the trade of such shares.

In that sense, shareholders shall appreciate and vote for an increase of the Company´s capital in the amount of one hundred and seventy-one million, seven hundred and ninety-eight thousand, three hundred and eighty-five Reais, seventy-nine Centavos (R$171,798,385.79), by capitalization of reserves available in the Capital Reserve, as ascertained in the balance sheet of the Company of December 31, 2013.

As a result of the capital stock increase referred to above, the shareholders of the Company, on the base date to be established subsequently to the approval of the capital stock increase by BACEN, shall receive preferred shares, at no cost, as bonus share, at the rate of 0.047619048 preferred shares for each common share (SANB3) or each preferred share (SANB4), which represents five (5) preferred shares for each Unit.

Furthermore, the shareholders shall decide upon an adjustment in the composition of the Units that would be composed, temporarily, of fifty-five (55) common shares and fifty-five (55) preferred shares.

The implementation of the capital stock increase is subject (i) to approval of the capital stock increase by the EGM; and (ii) to approval by BACEN, according to the applicable regulations.

The Company shall, in due course, disclose Notice to the Shareholders informing details on the bonus  of shares, if approved by the EGM, including (i) the date of approval of the capital stock increase by BACEN; (ii) the base date of bonus share of the preferred shares and the date on which the shares and Units shall be traded ex-stock dividend; (iii) the date of inclusion of the bonus share in the position of the shareholders, and, subsequently to such date, the bonus shares shall become entitled to receive full dividends and/or interest on net equity that may be declared; and (iv) the date on which the bonus shares shall be available for trade.

The holders of American Depositary Receipts – ADRs shall be further entitled to bonus of preferred shares at the same proportion granted to the owners of common shares, preferred shares and Units.

The information set out in Exhibit 14 of CVM Normative Ruling No. 481/09 is available for consultation by shareholders in Exhibit I hereof.

4.2       The 55:1 share reverse split (inplit) of the totality of common shares and preferred shares issued by the Company, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively.

With the approval of matter specified in item (a) of the Agenda of the Call Notice, the total number of shares representing the capital of the Company increased to four hundred and eighteen billion, forty-six million, two hundred and seventeen thousand, eight hundred and sixty-two (418.046.217.862).

The purpose the next item of the proposal is to promote the grouping of four hundred and eighteen billion, forty-six million, two hundred and seventeen thousand, eight hundred and sixty-two (418.046.217.862) shares representing the capital of the Company, at the rate of fifty-five (55) shares for one (1) share, resulting in a total of seven billion, six hundred million, eight hundred and forty thousand, three hundred and twenty-five (7,600,840,325) shares, and, post-grouping, three billion, eight hundred and sixty-nine million, eight hundred and forty-nine thousand, six hundred and sixty-eight (3,869,849,668) common shares and three billion, seven hundred and thirty million, nine hundred and ninety thousand, six hundred and fifty-seven (3,730,990,657) preferred shares, all registered and with no par value, distributed among the shareholders of the Company, at the same proportion owned thereby immediately prior to the approval of the grouping of shares by the EGM.

The capital of fifty-seven billion Reais (R$57,000,000,000.00), in the event that the agenda indicated in item (i) of the Call Notice is approved, as well as the rights inherent to the shares issued by the Company, shall not be modified as a result of the grouping.

The Executive Board has been informed that shareholder Grupo Empresarial Santander – GES (“GES”) shall deliver, at no cost, fractions of shares to the shareholders that, as a result of the grouping, remain with a number of shares not representing a whole number. The fractions of shares shall be delivered by GES in sufficient quantities to compose shares complete the unit (i.e., the closest whole number to the fractioned number of shares).

The grouping of shares shall be made taking into consideration the total number of shares held by the custody bank (JPMorgan Chase & Co.) of the shares issued in the form of ADRs, not impacting, therefore, the final holders of ADRs.

The Company shall disclose, in due course, subsequently to the approval of the corporate act by BACEN, Notice to the Shareholders informing details on the operation of grouping of shares and delivery of shares to the shareholders that end up with a fraction amount, if approved in the EGM, including the dates on which such securities shall be traded in groups.

The implementation of the grouping is subject (i) to approval of the proposal for grouping by the EGM; and (ii) to approval by BACEN, on the terms of the applicable regulations.

4.3.      Adjustment to the composition of Units, by virtue of approval of the share inplit, to consist of one (1) common share and one (1) preferred share issued by the Company.

The purpose of the proposal is to adjust the composition of the Units so they become composed of one (1) common share and one (1) preferred share issued by the Company, subsequently to approval of the grouping.

4.4.      As a consequence of the resolutions taken in items (a), (b) and (c) above, amendment to the following provisions of the Company’s Bylaws: (i) main section of article 5; (ii) paragraph 1 of article 53; (iii) paragraph 2 of article 56; and (iv) main section of article 57.

The purpose of the proposal above is to amend the Articles of Incorporation of the Company to reflect the resolutions referred to in items (a), (b) and (c) of the Agenda of the Call Notice, if approved in the EGM.

In that sense, (i) the amendment to the main provision of article 5 of the Articles of Incorporation has the purpose of updating the amount of the capital as a result of the increase proposed in item (a) of the Agenda provided in the Call Notice; (ii) the amendments to paragraph 1 of article 53, paragraph 2 of article 56 and main section of article 57 of the Articles of Incorporation of the Company have the purpose of reflecting the new composition of the Units (i.e., one common share and one preferred share).

4.5.      Inclusion of sole paragraph in article 11 of the Company’s Bylaws, so as to clarify that the positions of Chairman of the Board of Directors [Conselho de Administração] and Chief Executive Officer may not be held by the same person.

The purpose of the proposal above is to amend the Articles of Incorporation of the Company to clarify that Chairman of the Board of Directors and Chief Executive Officer positions shall not be undertaken by the same individual.

The Companies listed at Level 2 of Corporate Governance of BM&FBOVESPA shall observe, among other requirements, the prohibition related to the accumulation of titles of Chairman of the Board of Directors and Chief Executive Officer or Main Executive of the Company. Although the Company have already adopted such measure, such provision was not expressly provided in the Articles of Incorporation.

In compliance with the request from BM&FBOVESPA, the purpose of this proposal is to include compliance with such requirement in the Articles of Incorporation.

4.6.      In view of the resolutions in the preceding items, restatement of the Company’s Bylaws.

The purpose of the proposal above is to consolidate the Articles of Incorporation of the Company as a result of the previous proposals.

For the purposes of article 11 of CVM Normative Ruling No. 481/09, the restated Articles of Incorporation of the Company is provided in Exhibit II, with the proposed amendments highlighted.

The amendment to the Articles of Incorporation of the Company is subject to approval by BACEN, in accordance with the applicable legislation.

EXHIBIT I

Proposal for increasing of capital of the Company, with the information indicated in Exhibit 14, of CVM Instruction No. 481/09

1.                  Inform amount of increase and of new capital

The amount of the capital stock increase proposed is one hundred and seventy-one million, seven hundred and ninety-eight thousand, three hundred and eighty-five Reais, seventy-nine Centavos  (R$171.798.385,79). The new capital, if the increase is approved, shall be fifty-seven billion Reais  (R$57.000.000.000,00).

2.      Inform whether the increase shall be made by: (a) conversion of debentures into shares; (b) exercise of subscription right or subscription bonus; (c) capitalization of profits or reserves; or (d) subscription of new shares

The capital stock increase proposed shall be made by capitalization of reserves available in the Capital Reserve account, as ascertained in the balance sheet of the Company of December 31, 2013.

3.      Explain, in detail, the reasons for the increase and its legal and economic consequences

The purpose of the proposal for capital stock increase, jointly with the proposals for grouping and for adjustment of the composition of the Units, is to eliminate the trades in centavos  of SANB3 and SANB4, increase liquidity and reduce costs of transaction thereof.

4.      Provide copy of the opinion from the audit committee, if applicable

The Audit Committee of the Company is not currently in operation.

5.      In the event of capital stock increase by subscription of shares

a.        Describe the allocation of resources

Not applicable.

b.        Inform the number of shares issued of each type and class

Not applicable.

c.         Describe rights, advantages and restrictions attributed to the shares to be issued

Not applicable.

d.        Inform whether the subscription shall be public or private

Not applicable.

e.         In the event of private subscription, inform whether related parties, such as defined by the accounting rules that address such issue, shall subscribe shares in the capital stock increase, specifying the respective amounts, whenever such amounts are already acknowledged

Not applicable.

f.          Inform issue price of new shares or the reasons for which their establishment shall be delegated to the Board of Directors, in the events of public distribution

Not applicable.

g.        Inform the par value of the shares issued or, in the event of shares with no par value, the share of the issue price that shall be intended to the capital reserve

Not applicable.

h.             Provide opinion from the officers on the effects of the capital stock increase, in particular, as regards the dilution resulting from the increase

Not applicable.

i.          Inform discretion to calculate the issue price and justify, in detail, the economic aspects that determined such choice

Not applicable.

j.          In the event that the issue price has been established with spread or discount in relation to the market value, identify the reason for the spread or discount and explain how it has been determined

Not applicable.

k.        Provide copy of all reports and studies that subsidized the establishment of the issue price

Not applicable.

l.          Inform the quote of each one of the types and classes of shares of the company in the markets in which they are traded, identifying: i. Minimum, average and maximum quote of each year, in the last three (3) years; ii. Minimum, average and maximum quote of each quarter, in the last two (2) years; iii. Minimum, average and maximum quote of each month, in the last six (6) months; iv. Average quote in the last 90 days.

Not applicable.

m.      Inform issue prices of shares in capital stock increases implemented in the last three (3) years

Not applicable.

n.        Present percentage of potential dilution resulting from the issue

Not applicable.

o.        Inform terms, conditions and form of subscription and payment of the shares issued

Not applicable.

p.        Inform whether the shareholders shall have preemptive right to subscribe the new shares issued and provide in detail the terms and conditions to which such right is subject

Not applicable.

q.        I Inform proposal from the administration for the treatment of possible unsubscribed shares

Not applicable.

r.         Describe, in detail, the procedures that shall be adopted in the event of provision of partial approval of capital stock increase

Not applicable.

s.         In the event that the issue price of shares is, in whole or in part, performed in assets: i. Present full description of the assets; ii. Clarify the relation between the assets incorporated to the equity of the company and its business purpose; iii. Provide copy of the appraisal report of the assets, if available

Not applicable.

6.      In the event of capital stock increase by capitalization of profits or reserves

a.        Inform whether it will result in change in the par value of the shares, if existing, or distribution of new shares among the shareholders

The capital stock increase shall be implemented by the issue of new preferred shares to the shareholders. The shares issued by the Company have no par value.

b.        Inform whether the capitalization of profits or reserves shall be implemented with or without change in the number of shares, in the companies with shares with no par value

Nineteen billion, two million, one hundred thousand, nine hundred and fifty-seven (19.002.100.957) preferred shares, with no par value, shall be distributed to the shareholders, at no cost.

c.         In the event of distribution of new shares

i.              Inform number of shares issued of each type and class

Nineteen billion, two million, one hundred thousand, nine hundred and fifty-seven (19.002.100.957) preferred shares shall be issued.

ii.              Inform percentage that the shareholders shall receive in shares

The shares shall become bonus share according to the proportion of 0.047619048 preferred shares for each common share or preferred share or five (5) preferred shares for each Unit.

iii.              Describe rights, advantages and restrictions attributed to the shares to be issued

The preferred shares to be issued shall have the same rights, advantages and restrictions attributed to the preferred shares currently existing.

iv.                        Inform cost of acquisition, in Reais  per share, to be attributed so that the shareholders may comply with article 10 of Law 9,249, of December 26, 1995

R$0.0090410205787 per preferred share.

v.                        Inform treatment of the fractions, as the case may be

The administration of the Company shall adopt the applicable measures in relation to fractions of shares resulting from the bonus share subsequently to the grouping of shares referred to in item (b) of the Agenda provided in the Call Notice of the EGM.

d.                  Inform term provided in paragraph 3 of article 169 of Law 6,404, of 1976

Not applicable.

e.                  Inform and provide the information and documents provided in item 5 above, whenever applicable

- In the event of private subscription, inform whether related parties, such as defined by the accounting rules that address such subject, shall subscribe shares in the capital stock increase, specifying the respective amounts, whenever such amounts are already acknowledged:

Not applicable.

In the event of capital stock increase by conversion of debentures into shares or by exercise of subscription bonus:

Not applicable.

EXHIBIT II

Proposal for amendment to the Company’s bylaws, including the information set out in article 11 of CVM Normative Ruling No. 481/09

I.         Copy of the bylaws emphasizing the amendments proposed

Current Version	Modified Version
TITLE I – CORPORATE NAME, HEAD OFFICE, JURISDICTION, DOMICILE AND CORPORATE PURPOSE	TITLE I – CORPORATE NAME, HEAD OFFICE, JURISDICTION, DOMICILE AND CORPORATE PURPOSE

Article 1. BANCO SANTANDER (BRASIL) S.A. (“the Bank” or “the Company”), a private legal entity, is a joint stock company governed by these By-Laws and by the legal and regulatory provisions that apply to it.

Article 1. BANCO SANTANDER (BRASIL) S.A. (“the Bank” or “the Company”), a private legal entity, is a joint stock company governed by these By-Laws and by the legal and regulatory provisions that apply to it.

Sole Paragraph: With the admission of the Company into the special sector of listing known as Corporate Governance Level 2 (“Level 2”) of the São Paulo Stock Exchange (“BM&FBovespa”), the Company, its shareholders, managers and members of the Supervisory Board, when such exists, are subject to the provisions of the Corporate Governance Level 2 Listing Regulations of BM&FBovespa ("the Level 2 Regulations").

Sole Paragraph: With the admission of the Company into the special sector of listing known as Corporate Governance Level 2 (“Level 2”) of the São Paulo Stock Exchange (“BM&FBovespa”), the Company, its shareholders, managers and members of the Supervisory Board, when such exists, are subject to the provisions of the Corporate Governance Level 2 Listing Regulations of BM&FBovespa ("the Level 2 Regulations").

Article 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo. Sole Paragraph. The Company may, with the approval of its Executive Board, open or close offices in any part of the country or overseas, subject to the pertinent legal norms.

Article 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo. Sole Paragraph. The Company may, with the approval of its Executive Board, open or close offices in any part of the country or overseas, subject to the pertinent legal norms.

Article 3. The Company is established for an indefinite period of duration.	Article 3. The Company is established for an indefinite period of duration.

Art. 4. The Company’s corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

Art. 4. The Company’s corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II – SHARE CAPITAL AND SHARES	TITLE II – SHARE CAPITAL AND SHARES

Art. 5. The share capital is fifty six billion, eight hundred and twenty eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty one cents (R$56.828.201.614,21), consisting of three hundred and ninety nine billion, forty four million, one hundred and sixteen thousand, nine hundred and five (399.044.116.905) shares, of which two hundred and twelve billion, eight hundred and forty one million, seven hundred and thirty one thousand, seven hundred and fifty four (212.841.731.754) are common shares and one hundred and eighty six billion, two hundred and two million, three hundred and eighty five thousand, one hundred and fifty one (186.202.385.151) are preferred shares, all registered without par value.

Art. 5. The share capital is fifty seven billion Brazilian reais (R$57.000.000.000,00), consisting of seven billion, six hundred million, eight hundred and fourty thousand, three hundred and twenty five (7.600.840.325) shares, of which three billion, eight hundred and sixty nine million, eight hundred and forty nine thousand, six hundred and sixty eight (3,869,849,668) are common shares and three billion, seven hundred and thirty million, nine hundred and ninety thousand, six hundred and fifty seven (3.730.990.657) are preferred shares, all registered without par value.

Paragraph 1 The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its By-Laws, by up to a total limited to 500.000.000.000 (five hundred billion) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Paragraph 1 The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its By-Laws, by up to a total limited to 500.000.000.000 (five hundred billion) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Paragraph 2 When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

Paragraph 2 When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

Paragraph 3 Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.	Paragraph 3 Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

Paragraph 4 Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 4 Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 5 Each common share entitles its holder to one vote at the General Meetings.	Paragraph 5 Each common share entitles its holder to one vote at the General Meetings.

Paragraph 6 Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;

II – priority in the distribution of dividends;

III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Chapter X of these By-Laws.

Paragraph 6 Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;

II – priority in the distribution of dividends;

III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Chapter X of these By-Laws.

Paragraph 7 Preferred shares do not entitle the holder to a vote, except in respect of the following matters: (a) the transformation, amalgamation, merger or split of the Company;

(b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in Shareholders’ Meeting;

(c) the value of assets intended to be used for paying up an increase in the Company’s share capital;

(d) the choice of a specialist institution or firm to determine the Economic Value of the Company, in accordance with Article 48 of these By-Laws; and

(e) the amendment or revocation of statutory dispositions which may alter or modify any of the requirements contained in item 4.1 of the BM&FBovespa Level 2 Listing Regulations, provided that this right to vote shall prevail only as long as the Corporate Governance Level 2 Participation Agreement is in force.

Paragraph 7 Preferred shares do not entitle the holder to a vote, except in respect of the following matters: (a) the transformation, amalgamation, merger or split of the Company;

(b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in Shareholders’ Meeting;

(c) the value of assets intended to be used for paying up an increase in the Company’s share capital;

(d) the choice of a specialist institution or firm to determine the Economic Value of the Company, in accordance with Article 48 of these By-Laws; and

(e) the amendment or revocation of statutory dispositions which may alter or modify any of the requirements contained in item 4.1 of the BM&FBovespa Level 2 Listing Regulations, provided that this right to vote shall prevail only as long as the Corporate Governance Level 2 Participation Agreement is in force.

Paragraph 8 All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

Paragraph 8 All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

Paragraph 9 A Shareholders’ Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.	Paragraph 9 A Shareholders’ Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

Paragraph 10 The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

Paragraph 10 The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

Paragraph 11 The Company may, subject to notification to BM&FBovespa and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

Paragraph 11 The Company may, subject to notification to BM&FBovespa and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

Paragraph 12 New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the Shareholders’ Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 12 New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the Shareholders’ Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 13 The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

Paragraph 13 The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III – GENERAL MEETING	TITLE III – GENERAL MEETING
Article 6. The Shareholders’ Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.	Article 6. The Shareholders’ Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

Paragraph 1 A Shareholders’ Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Supervisory Board, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The Shareholders’ Meeting which shall consider the cancellation of the registration of a publicly-held company or the quitting by the Company of Level 2, shall be convened at least thirty (30) days in advance.

Paragraph 1 A Shareholders’ Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Supervisory Board, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The Shareholders’ Meeting which shall consider the cancellation of the registration of a publicly-held company or the quitting by the Company of Level 2, shall be convened at least thirty (30) days in advance.

Paragraph 2 A shareholder may be represented at a Shareholders’ Meeting by a proxy authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

Paragraph 2 A shareholder may be represented at a Shareholders’ Meeting by a proxy authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

Paragraph 3 The Shareholders’ Meeting will fix, each year, the aggregate amount of the remuneration of the managers, the Audit Committee and the Supervisory Board, if one has been appointed.	Paragraph 3 The Shareholders’ Meeting will fix, each year, the aggregate amount of the remuneration of the managers, the Audit Committee and the Supervisory Board, if one has been appointed.

Paragraph 4 The Shareholders’ Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

Paragraph 4 The Shareholders’ Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

Paragraph 5 It is the responsibility of the Shareholders’ Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the Shareholders’ Meeting shall be decided by an absolute majority of votes, subject to the exceptions provided for under the law and to the provisions of Article 48, Paragraph 1 of these By-Laws.

Paragraph 5 It is the responsibility of the Shareholders’ Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the Shareholders’ Meeting shall be decided by an absolute majority of votes, subject to the exceptions provided for under the law and to the provisions of Article 48, Paragraph 1 of these By-Laws.

TITLE IV - MANAGEMENT	TITLE IV - MANAGEMENT
Article 7. The Company shall be managed by a Board of Directors and an Executive Board.	Article 7. The Company shall be managed by a Board of Directors and an Executive Board.

Article 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

Article 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

Article 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and the prior signing of the Managers' Term of Consent, as required under the Level 2 Regulations, and once the applicable legal requirements have been complied with. The managers shall, immediately upon taking up their posts, inform BM&FBovespa of the amount and type of the Company's securities which they hold, directly or indirectly, including their derivatives.

Article 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and the prior signing of the Managers' Term of Consent, as required under the Level 2 Regulations, and once the applicable legal requirements have been complied with. The managers shall, immediately upon taking up their posts, inform BM&FBovespa of the amount and type of the Company's securities which they hold, directly or indirectly, including their derivatives.

Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

Article 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

Article 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

Article 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

Article 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

Sole Paragraph: The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person.

Article 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.	Article 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

Article 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

Article 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

SECTION I THE BOARD OF DIRECTORS	SECTION I THE BOARD OF DIRECTORS

Article 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the Shareholders’ Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

Article 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the Shareholders’ Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

Paragraph 1 At the Shareholders’ Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

Paragraph 1 At the Shareholders’ Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

Paragraph 2 At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

Paragraph 2 At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

Paragraph 3 For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company’s services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the general meeting that elected him/her.

Paragraph 3 For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company’s services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the general meeting that elected him/her.

Paragraph 4 At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.	Paragraph 4 At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

Paragraph 5 A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 5 A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 6 The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without powers of decision, always with the purpose of advising the Board of Directors, made up of members nominated by the Board from among the members of the management and/or other persons directly or indirectly connected with the Bank.

Paragraph 6 The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without powers of decision, always with the purpose of advising the Board of Directors, made up of members nominated by the Board from among the members of the management and/or other persons directly or indirectly connected with the Bank.

Article 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

Article 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

Paragraph 1 The Chairman of the Board of Directors shall be substituted by the Deputy Chairman during temporary absences or impediments. During temporary absences or impediments of the Deputy Chairman, the Chairman shall appoint a substitute from the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute from among the other members.

Paragraph 1 The Chairman of the Board of Directors shall be substituted by the Deputy Chairman during temporary absences or impediments. During temporary absences or impediments of the Deputy Chairman, the Chairman shall appoint a substitute from the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute from among the other members.

Paragraph 2 The substitutions provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

Paragraph 2 The substitutions provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

Paragraph 3 In case of vacancy in the position of member of the Board of Directors, due to death, resignation or removal, the alternate will be appointed by the remaining directors, "ad referendum" of the first General Meeting held. In case of vacancy in the position of Chairman, the Vice Chairman will assume and remain in the position until the first General Meeting held, and will appoint his/her alternate, who will be appointed among the remaining Directors. In the event of vacancy in the position of Vice Chairman, the Chairman will appoint his/her alternate among the other Directors.

Paragraph 3 In case of vacancy in the position of member of the Board of Directors, due to death, resignation or removal, the alternate will be appointed by the remaining directors, "ad referendum" of the first General Meeting held. In case of vacancy in the position of Chairman, the Vice Chairman will assume and remain in the position until the first General Meeting held, and will appoint his/her alternate, who will be appointed among the remaining Directors. In the event of vacancy in the position of Vice Chairman, the Chairman will appoint his/her alternate among the other Directors.

Article 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.	Article 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

Paragraph 1 The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof

Paragraph 1 The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof

Paragraph 2 The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.	Paragraph 2 The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.
Paragraph 3 The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.	Paragraph 3 The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

Paragraph 4 The meetings of the Board of Directors should be held at the Company’s head office, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act

Paragraph 4 The meetings of the Board of Directors should be held at the Company’s head office, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act

Paragraph 5 The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

Paragraph 5 The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

Paragraph 6 The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

Paragraph 6 The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

Paragraph 7 The resolutions of the Board of Directors will be made by the majority of votes among the attending members.	Paragraph 7 The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

Article 17. In addition to the attributes accorded by law or by the By-Laws, the Board of Directors will be responsible for the following:

I. To comply with and to ensure compliance with these By-Laws and resolutions of Shareholders’ Meeting;

II. to set the general guidelines for the business and operations of the Company;

III. to appoint and dismiss Officers and to define their duties;

IV. to set the remuneration, the indirect benefits and the other incentives of the Officers, within the global management remuneration limits approved in the Shareholders’ Meeting;

V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

VI. to choose and to dismiss the independent auditors and to fix their remuneration, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the Shareholders’ Meeting;

VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the Shareholders’ Meeting for the purpose of profits retention;

IX. to decide on the convening of Shareholders’ Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

X. to submit to the Annual Shareholders’ Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

XI. to submit proposals to the Shareholders’ Meeting for the increase or reduction of the share capital, inplit, bonus issues or splits of the Company's shares, and amendments to the By-Laws;

XII. to present proposals to the Shareholders’ Meeting for the liquidation, merger, split or amalgamation of the Bank;

XIII. approve the Bank’s capital increase, regardless of amendment to the bylaws, within the limits set forth in Paragraph1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law.

XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of Article 5 of these By-Laws;

XV. to grant, after approval at the Shareholders’ Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved at the Shareholders’ Meeting;

XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

XX. to appoint or dismiss the Company’s Ombudsman;

XXI. appoint and remove the members of the Audit Committee and Compensation and Appointment Committee, fill in the vacancies due to death, resignation or removal and approve the body’s internal policies, subject to the provisions of Titles VI and VII hereof;

XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these By-Laws;

XXIV. approve the engagement of a share or unit bookkeeping institution;

XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;

XXVV. define the triple list of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank’s shares, in case of cancellation of publicly-held company registration or delisting from Level 2, as set forth in Title X hereof;

XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these By-Laws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

XXXI. to establish rules relating to the Units, as provided for in Chapter XIII of these By-Laws;

XXXII. to supervise the planning, operation, control and review of the remuneration policy for the Company's managers, taking into account the proposals of the Remuneration and Appointments Committee; and

XXXIII. to ensure that the managers’ remuneration policy is in accordance with the regulations issued by the Central Bank of Brazil.

Article 17. In addition to the attributes accorded by law or by the By-Laws, the Board of Directors will be responsible for the following:

I. To comply with and to ensure compliance with these By-Laws and resolutions of Shareholders’ Meeting;

II. to set the general guidelines for the business and operations of the Company;

III. to appoint and dismiss Officers and to define their duties;

IV. to set the remuneration, the indirect benefits and the other incentives of the Officers, within the global management remuneration limits approved in the Shareholders’ Meeting;

V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

VI. to choose and to dismiss the independent auditors and to fix their remuneration, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the Shareholders’ Meeting;

VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the Shareholders’ Meeting for the purpose of profits retention;

IX. to decide on the convening of Shareholders’ Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

X. to submit to the Annual Shareholders’ Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

XI. to submit proposals to the Shareholders’ Meeting for the increase or reduction of the share capital, inplit, bonus issues or splits of the Company's shares, and amendments to the By-Laws;

XII. to present proposals to the Shareholders’ Meeting for the liquidation, merger, split or amalgamation of the Bank;

XIII. approve the Bank’s capital increase, regardless of amendment to the bylaws, within the limits set forth in Paragraph1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law.

XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of Article 5 of these By-Laws;

XV. to grant, after approval at the Shareholders’ Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved at the Shareholders’ Meeting;

XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

XX. to appoint or dismiss the Company’s Ombudsman;

XXI. appoint and remove the members of the Audit Committee and Compensation and Appointment Committee, fill in the vacancies due to death, resignation or removal and approve the body’s internal policies, subject to the provisions of Titles VI and VII hereof;

XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these By-Laws;

XXIV. approve the engagement of a share or unit bookkeeping institution;

XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;

XXV. define the triple list of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank’s shares, in case of cancellation of publicly-held company registration or delisting from Level 2, as set forth in Title X hereof;

XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these By-Laws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

XXXI. to establish rules relating to the Units, as provided for in Chapter XIII of these By-Laws;

XXXII. to supervise the planning, operation, control and review of the remuneration policy for the Company's managers, taking into account the proposals of the Remuneration and Appointments Committee; and

XXXIII. to ensure that the managers’ remuneration policy is in accordance with the regulations issued by the Central Bank of Brazil.

Art. 18. The Chairman of the Board of Directors should:

I. call and preside the meetings;

II. call the Shareholders’ General Meeting;

III. instruct the preparation of the meetings of the Board of Directors;

IV. designate special tasks to the Directors; and

V. call, when the body is in operation, the supervisory board members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Supervisory Board should issue an opinion.

Art. 18. The Chairman of the Board of Directors should:

I. call and preside the meetings;

II. call the Shareholders’ General Meeting;

III. instruct the preparation of the meetings of the Board of Directors;

IV. designate special tasks to the Directors; and

V. call, when the body is in operation, the supervisory board members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Supervisory Board should issue an opinion.

SECTION II EXECUTIVE BOARD	SECTION II EXECUTIVE BOARD

Article 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Committee must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

Article 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Committee must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

Paragraph 1 The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.	Paragraph 1 The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.
Paragraph 2 The designation of the positions referred to above shall be made at the time of their election.	Paragraph 2 The designation of the positions referred to above shall be made at the time of their election.
Paragraph 3 Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.	Paragraph 3 Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

Paragraph 4 When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

Paragraph 4 When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

Paragraph 5 The office of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.	Paragraph 5 The office of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.
Article 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO..	Article 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

Paragraph 1 If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

Paragraph 1 If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

Paragraph 2 When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

Paragraph 2 When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

Article 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.	Article 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

Paragraph 1 The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board, except for the Officers without specific title; o

II - with the presence of the two (2) Executive Vice Presidents and any seven (7) members of the Executive Board, except for the Officers without specific title; or

III - with the presence of one (1) Senior Executive Vice President or one Executive Vice President and any ten (10) members of the Executive Board, including the Officers without specific title.

Paragraph 1 The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board, except for the Officers without specific title; o

II - with the presence of the two (2) Executive Vice Presidents and any seven (7) members of the Executive Board, except for the Officers without specific title; or

III - with the presence of one (1) Senior Executive Vice President or one Executive Vice President and any ten (10) members of the Executive Board, including the Officers without specific title.

Paragraph 2 Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be minuted and registered in the appropriate book, by the members present, with those that affect third parties being published.

Paragraph 2 Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be minuted and registered in the appropriate book, by the members present, with those that affect third parties being published.

Paragraph 3 The matters dealt with in clause VII of Article 22 shall be subject to approval at a Meeting of the Executive Board, which can meet for this purpose with only five (5) members of the Executive Board being present, other than Officers without specific designation.

Paragraph 3 The matters dealt with in clause VII of Article 22 shall be subject to approval at a Meeting of the Executive Board, which can meet for this purpose with only five (5) members of the Executive Board being present, other than Officers without specific designation.

Paragraph 4 The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of clause X of Article 22, and of clause IV of Article 27, both of these By-Laws.

Paragraph 4 The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of clause X of Article 22, and of clause IV of Article 27, both of these By-Laws.

Article 22. The attributions and duties of the Executive Board are:

I – to comply with and to ensure compliance with these By-Laws and the resolutions of Shareholders’ Meetings and of the Board of Directors;

II – to appoint representatives and correspondents, in Brazil and overseas;

III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these By-Laws, with the autonomy to schedule them in the best interests of the Company;

IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Chapter IX;

V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (%%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of shareholders' funds as shown in the latest balance sheet approved by the Annual Shareholders’ Meeting;

VII – to consider the opening, transfer or closing of agencies, affiliates, branches, offices or representative offices, in Brazil or overseas;

VIII – to submit the financial statements to the Board of Directors;

IX – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies which control the activities of the Company; and

X – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of clause IV of Article 27 of these By-Laws.

Article 22. The attributions and duties of the Executive Board are:

I – to comply with and to ensure compliance with these By-Laws and the resolutions of Shareholders’ Meetings and of the Board of Directors;

II – to appoint representatives and correspondents, in Brazil and overseas;

III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these By-Laws, with the autonomy to schedule them in the best interests of the Company;

IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Chapter IX;

V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (%%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of shareholders' funds as shown in the latest balance sheet approved by the Annual Shareholders’ Meeting;

VII – to consider the opening, transfer or closing of agencies, affiliates, branches, offices or representative offices, in Brazil or overseas;

VIII – to submit the financial statements to the Board of Directors;

IX – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies which control the activities of the Company; and

X – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of clause IV of Article 27 of these By-Laws.

Article 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, important projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

Article 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, important projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

Paragraph 1 The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.	Paragraph 1 The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.
Paragraph 2 The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.	Paragraph 2 The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

I – by any two members of the Executive Board, except for the Officers without specific title;

II – by one Officer without specific title, jointly with the Chief Executive Officer, or one (1) Senior Executive Vice President, or one (1) Executive Vice President, or one (1) Executive Officer;

III – by a member of the Executive Board together with a specifically designated proxy; or

IV – by two proxies together specifically designated to represent the Company.

Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

I – by any two members of the Executive Board, except for the Officers without specific title;

II – by one Officer without specific title, jointly with the Chief Executive Officer, or one (1) Senior Executive Vice President, or one (1) Executive Vice President, or one (1) Executive Officer;

III – by a member of the Executive Board together with a specifically designated proxy; or

IV – by two proxies together specifically designated to represent the Company.

Paragraph 1 Subject to the provisions set forth in Paragraph 2 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, except for the Officers without specific title. The powers of attorney should indicate the powers of the proxy and the validity.

Paragraph 1 Subject to the provisions set forth in Paragraph 2 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, except for the Officers without specific title. The powers of attorney should indicate the powers of the proxy and the validity.

Paragraph 2 The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board, except Officers without specific designation, and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the preceding paragraph being applicable.

Paragraph 2 The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board, except Officers without specific designation, and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the preceding paragraph being applicable.

Article 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

Article 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

Article 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, Shareholders' or Unit-holders' meetings of companies or investment funds in which the Company has a share, as well as of entities in which it is a partner or affiliate.

Article 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, Shareholders' or Unit-holders' meetings of companies or investment funds in which the Company has a share, as well as of entities in which it is a partner or affiliate.

Article 27. In terms of Article 20 of these By-Laws, the CEO or his substitute in person must:

I - preside over and manage all the Company’s business and activities;

II – comply with and ensure compliance with these By-Laws, the resolutions of Shareholders’ Meetings and the directives of the Board of Directors, and chair the meetings of the Executive Board, except in the situations described in clauses II and III of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these By-Laws, in which cases the meetings of the Executive Board may be chaired by any of its members;

III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;

IV – define the duties of the members of the Executive Board, except as provided in clause IX of Article 22 of these By-Laws; and

V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

Article 27. In terms of Article 20 of these By-Laws, the CEO or his substitute in person must:

I - preside over and manage all the Company’s business and activities;

II – comply with and ensure compliance with these By-Laws, the resolutions of Shareholders’ Meetings and the directives of the Board of Directors, and chair the meetings of the Executive Board, except in the situations described in clauses II and III of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these By-Laws, in which cases the meetings of the Executive Board may be chaired by any of its members;

III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;

IV – define the duties of the members of the Executive Board, except as provided in clause IX of Article 22 of these By-Laws; and

V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

Sole paragraph. It is the responsibility of:

I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;

II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

IV. Executive Officers: conduction of the activities of the Bank’s departments and areas under his/her responsibility and advise the other members of the Executive Board; and

V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

Sole paragraph. It is the responsibility of:

I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;

II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

IV. Executive Officers: conduction of the activities of the Bank’s departments and areas under his/her responsibility and advise the other members of the Executive Board; and

V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V - SUPERVISORY BOARD	TITLE V - SUPERVISORY BOARD

Article 28. The Company shall have a Supervisory Board, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the Shareholders’ Meeting, with the possibility of reelection.

Article 28. The Company shall have a Supervisory Board, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the Shareholders’ Meeting, with the possibility of reelection.

Paragraph 1 Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Supervisory Board.	Paragraph 1 Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Supervisory Board.

Paragraph 2 The members of the Supervisory Board shall sign the Term of Acceptance of Members of the Supervisory Board referred to in the Level 2 Regulations. The signing of this document in the appropriate book is a necessary pre-condition to taking office, as is the approval by the Central Bank of Brazil of the appointment, and compliance with the applicable legal requirements.

Paragraph 2 The members of the Supervisory Board shall sign the Term of Acceptance of Members of the Supervisory Board referred to in the Level 2 Regulations. The signing of this document in the appropriate book is a necessary pre-condition to taking office, as is the approval by the Central Bank of Brazil of the appointment, and compliance with the applicable legal requirements.

Paragraph 3 The remuneration of the members of the Supervisory Board shall be fixed at the Shareholders’ Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

Paragraph 3 The remuneration of the members of the Supervisory Board shall be fixed at the Shareholders’ Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

Article 29. The Supervisory Board shall have the attributes and powers conferred on it by law.	Article 29. The Supervisory Board shall have the attributes and powers conferred on it by law.
TITLE VI – AUDIT COMMITTEE	TITLE VI – AUDIT COMMITTEE

Article 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, with 4 (four) consecutive reelections permitted under applicable legislation.

Article 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, with 4 (four) consecutive reelections permitted under applicable legislation.

Paragraph 1. When the members of the Audit Committee are to take office, its Coordinator will be appointed.	Paragraph 1. When the members of the Audit Committee are to take office, its Coordinator will be appointed.
Paragraph 2. The Audit Committee shall report directly to the Company’s Board of Directors.	Paragraph 2. The Audit Committee shall report directly to the Company’s Board of Directors.

Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance by the company’s management with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies;

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance by the company’s management with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies;

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

Paragraph 4. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in section X of the previous paragraph.	Paragraph 4. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in section X of the previous paragraph.
TITLE VII – COMPENSATION AND APPOINTMENT COMMITTEE	TITLE VII – COMPENSATION AND APPOINTMENT COMMITTEE

Article 31. The company shall have a Remuneration and Appointments Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these bylaws. The Remuneration and Appointments Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s remuneration policy, including the repercussions of this policy on Risk Management. the members of the Remuneration and Appointments Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

Article 31. The company shall have a Remuneration and Appointments Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these bylaws. The Remuneration and Appointments Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s remuneration policy, including the repercussions of this policy on Risk Management. the members of the Remuneration and Appointments Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

Paragraph 1. When the members of the Remuneration and Appointments Committee are to take office, its Coordinator will be appointed.	Paragraph 1. When the members of the Remuneration and Appointments Committee are to take office, its Coordinator will be appointed.
Paragraph 2 The Remuneration and Appointments Committee shall report directly to the Company’s Board of Directors.	Paragraph 2 The Remuneration and Appointments Committee shall report directly to the Company’s Board of Directors.

Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Remuneration and Appointments Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – prepare the remuneration policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable remuneration, in addition to benefits and special hiring and dismissal programs;

III – supervise the implementation and coming into operation of the remuneration policy for the Company’s management;

IV – do annual reviews of the remuneration policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VI – propose to the Board of Directors the global amount of management remuneration, for submission to the shareholders’ meeting, pursuant to art. 152 of Law 6.404 of 1976;

VII – assess future internal and external scenarios and their possible impacts on the management remuneration policy;

VIII – analyze the Company’s management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Remuneration and Appointments Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

XI – make sure that the management compensation policy is permanently compatible with the Bank’s risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations divulged by the Central Bank of Brazil.

Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Remuneration and Appointments Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – prepare the remuneration policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable remuneration, in addition to benefits and special hiring and dismissal programs;

III – supervise the implementation and coming into operation of the remuneration policy for the Company’s management;

IV – do annual reviews of the remuneration policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VI – propose to the Board of Directors the global amount of management remuneration, for submission to the shareholders’ meeting, pursuant to art. 152 of Law 6.404 of 1976;

VII – assess future internal and external scenarios and their possible impacts on the management remuneration policy;

VIII – analyze the Company’s management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Remuneration and Appointments Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

XI – make sure that the management compensation policy is permanently compatible with the Bank’s risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations divulged by the Central Bank of Brazil.

Paragraph 4 The Board of Directions may remove from office any members of the Remuneration and Appointments Committee at any time.	Paragraph 4 The Board of Directions may remove from office any members of the Remuneration and Appointments Committee at any time.
Paragraph 5 The remuneration of the members of the Remuneration and Appointments Committee shall be set by the Board of Directors once a year.	Paragraph 5 The remuneration of the members of the Remuneration and Appointments Committee shall be set by the Board of Directors once a year.
TITLE VIII – OMBUDS OFFICE	TITLE VIII – OMBUDS OFFICE

Article 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of 3 (three) years, reelection being permitted.

Article 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of 3 (three) years, reelection being permitted.

Paragraph 1 The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment;	Paragraph 1 The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment;

Paragraph 2 The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any complaints received, with full support of the management, and may request information and documents, so that it can carry out its activities.

Paragraph 2 The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any complaints received, with full support of the management, and may request information and documents, so that it can carry out its activities.

Article 33. The terms of reference of the Ombudsman’s Department are:

I – to receive, record, instruct, analyze and deal in a formal and appropriate manner with complaints from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate, and which have not been resolved through normal channels by its branches and any other customer service outlet;

II – to provide the necessary clarification and inform the complainants as to the progress of their demands and the arrangements adopted;

III – inform to complainers the term for the final reply, which cannot exceed fifteen (15) days;

IV – to forward a conclusive response to complainants’ demands within the deadline informed in section III above;

V – to propose to the Board of Directors, or in its absence, to the executive management of the companies comprising the company’s financial conglomerate, measures for correcting or enhancing procedures and routines arising from the analysis of complaints received; and

VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the company’s financial conglomerate at the end of each six-month period, a quantitative and qualitative report about the performance of the Ombudsman’s Department, containing the proposals dealt with in section V.

Article 33. The terms of reference of the Ombudsman’s Department are:

I – to receive, record, instruct, analyze and deal in a formal and appropriate manner with complaints from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate, and which have not been resolved through normal channels by its branches and any other customer service outlet;

II – to provide the necessary clarification and inform the complainants as to the progress of their demands and the arrangements adopted;

III – inform to complainers the term for the final reply, which cannot exceed fifteen (15) days;

IV – to forward a conclusive response to complainants’ demands within the deadline informed in section III above;

V – to propose to the Board of Directors, or in its absence, to the executive management of the companies comprising the company’s financial conglomerate, measures for correcting or enhancing procedures and routines arising from the analysis of complaints received; and

VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the company’s financial conglomerate at the end of each six-month period, a quantitative and qualitative report about the performance of the Ombudsman’s Department, containing the proposals dealt with in section V.

Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the terms of reference contemplated in this article.	Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the terms of reference contemplated in this article.
TITLE IX – FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS	TITLE IX – FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Article 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

Article 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

Article 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

Article 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

Article 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the capital stock and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the Shareholders’ Meeting to decide on the balance, distributing it to the shareholders or to increasing the capital stock; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the company’s General Budget submitted by management for approval by the Shareholders’ Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

Article 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the capital stock and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the Shareholders’ Meeting to decide on the balance, distributing it to the shareholders or to increasing the capital stock; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the company’s General Budget submitted by management for approval by the Shareholders’ Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.	Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

I – declare dividends out of line item “profit” recorded in the semiannual balance sheet;

II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item “profit” recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

III – declare interim dividends out of line item “retained earnings” or “earnings reserves” in the last annual or semiannual balance sheet.

Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

I – declare dividends out of line item “profit” recorded in the semiannual balance sheet;

II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item “profit” recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

III – declare interim dividends out of line item “retained earnings” or “earnings reserves” in the last annual or semiannual balance sheet.

Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the Shareholders’ Meeting.	Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the Shareholders’ Meeting.

Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual Shareholders’ Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in section II of article 35 hereof, within the terms of the pertinent legislation.

Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual Shareholders’ Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in section II of article 35 hereof, within the terms of the pertinent legislation.

Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.	Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.
Article 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.	Article 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.
Article 39. The Shareholders’ Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.	Article 39. The Shareholders’ Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.
TITLE X – TRANSFER OF SHAREHOLDING CONTROL, CANCELLATION OF PUBLICLY-HELD COMPANY REGISTRATION, DELISTING FROM LEVEL 2	TITLE X – TRANSFER OF SHAREHOLDING CONTROL, CANCELLATION OF PUBLICLY-HELD COMPANY REGISTRATION, DELISTING FROM LEVEL 2
Section I - Definitions	Section I - Definitions

Article 40. for the purposes of Chapter X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company’s Controlling Power.

“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the company.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank’s management and those held in treasury.

"Transfer of the Company’s Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company’s Control

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively used to steer corporate activities and instruct the operation of the Bank’s bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

Article 40. for the purposes of Chapter X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company’s Controlling Power.

“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the company.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank’s management and those held in treasury.

"Transfer of the Company’s Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company’s Control

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively used to steer corporate activities and instruct the operation of the Bank’s bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

Section II – Disposal of Control of the Company	Section II – Disposal of Control of the Company

Article 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation and in the Regulations of Level 2, in order to assure them of the same treatment as that afforded to the Transferor Controlling Shareholder.

Article 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation and in the Regulations of Level 2, in order to assure them of the same treatment as that afforded to the Transferor Controlling Shareholder.

Paragraph 1 Disposal of control of the bank depends on authorization from the Central Bank of Brazil.	Paragraph 1 Disposal of control of the bank depends on authorization from the Central Bank of Brazil.

Paragraph 2 The Transferor Controlling Shareholder may not transfer ownership of their shares, nor may the company register any transfer of shares to the Acquirer of the Controlling Power, or to those who may hold the Controlling Power, until they have signed the Instrument of Consent of the Controlling Parties contemplated in the Regulations of Level 2.

Paragraph 2 The Transferor Controlling Shareholder may not transfer ownership of their shares, nor may the company register any transfer of shares to the Acquirer of the Controlling Power, or to those who may hold the Controlling Power, until they have signed the Instrument of Consent of the Controlling Parties contemplated in the Regulations of Level 2.

Paragraph 3 No Shareholders’ Agreement providing for the exercise of Controlling Power may be registered at the Company’s principal place of business unless the signatories have signed the Instrument of Consent referred to in paragraph 2 of this article, which shall be sent immediately to the BM&FBOVESPA.

Paragraph 3 No Shareholders’ Agreement providing for the exercise of Controlling Power may be registered at the Company’s principal place of business unless the signatories have signed the Instrument of Consent referred to in paragraph 2 of this article, which shall be sent immediately to the BM&FBOVESPA.

Art. 42. The public offering referred in the preceding article should also be consummated:

I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Transfer of the Company’s Control; or

II. in case of transfer of Control of an entity holding the Company’s Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

Art. 42. The public offering referred in the preceding article should also be consummated:

I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Transfer of the Company’s Control; or

II. in case of transfer of Control of an entity holding the Company’s Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

Article 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I. make the public offering referred to in article 41 of these Bylaws; and

II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Article 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I. make the public offering referred to in article 41 of these Bylaws; and

II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Sole paragraph. Following a transaction for Disposal of Control of the Company, the Acquirer, when necessary, shall take the proper steps to restore the minimum percentage of 25% (twenty-five per cent) of all shares in free float within the 6 (six) month following the acquisition of Controlling Power.

Sole paragraph. Following a transaction for Disposal of Control of the Company, the Acquirer, when necessary, shall take the proper steps to restore the minimum percentage of 25% (twenty-five per cent) of all shares in free float within the 6 (six) month following the acquisition of Controlling Power.

Section III – Cancellation of Registration as a Public Company and Exit from Level 2	Section III – Cancellation of Registration as a Public Company and Exit from Level 2

Article 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the company to make in order to cancel the company’s registration as a public company, the minimum price offered shall reflect the economic value ascertained in an fairness opinion referred to in article 48 of the bylaws, with due regard for the applicable legal and regulatory rules.

Article 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the company to make in order to cancel the company’s registration as a public company, the minimum price offered shall reflect the economic value ascertained in an fairness opinion referred to in article 48 of the bylaws, with due regard for the applicable legal and regulatory rules.

Art. 45. If shareholders gathered at the Extraordinary General Meeting resolve on (i) the Company’s delisting from Level 2 so that the securities issued by it are registered for trading outside the Level 2 or (ii) by virtue of corporate restructuring, the resulting company’s securities are not accepted for trading at Level 2, within a period of one hundred and twenty (120) days counted from the date of General Meeting that approved said transaction, the Controlling Shareholder should consummate a public offering of the shares owned by the Bank’s other shareholders, whose minimum price to be offered should correspond to the Market Price determined in an appraisal report, referred to in article 48 hereof, subject to applicable legal and regulatory standards. The conduction of the public offering should be communicated to BM&FBOVESPA and disclosed to the market immediately after the Company’s General Meeting that approved said delisting or restructuring, as the case may be.

Art. 45. If shareholders gathered at the Extraordinary General Meeting resolve on (i) the Company’s delisting from Level 2 so that the securities issued by it are registered for trading outside the Level 2 or (ii) by virtue of corporate restructuring, the resulting company’s securities are not accepted for trading at Level 2, within a period of one hundred and twenty (120) days counted from the date of General Meeting that approved said transaction, the Controlling Shareholder should consummate a public offering of the shares owned by the Bank’s other shareholders, whose minimum price to be offered should correspond to the Market Price determined in an appraisal report, referred to in article 48 hereof, subject to applicable legal and regulatory standards. The conduction of the public offering should be communicated to BM&FBOVESPA and disclosed to the market immediately after the Company’s General Meeting that approved said delisting or restructuring, as the case may be.

Sole paragraph. The public offering for the acquisition of shares as contemplated in the main paragraph of article 45 shall not apply where the exit from Level 2 takes place in order to enter into an agreement to participate in Novo Mercado.

Sole paragraph. The public offering for the acquisition of shares as contemplated in the main paragraph of article 45 shall not apply where the exit from Level 2 takes place in order to enter into an agreement to participate in Novo Mercado.

Article 46. In the event there is no controlling shareholder, should it be decided that the company shall exit Level 2, so that its shares are then entered for trading outside Level 2, or by virtue of the corporate reorganization contemplated in line (ii) of the main paragraph of article 45, said exit shall be conditional on holding a public offering for the acquisition of shares on the same conditions contemplated in the above article.

Article 46. In the event there is no controlling shareholder, should it be decided that the company shall exit Level 2, so that its shares are then entered for trading outside Level 2, or by virtue of the corporate reorganization contemplated in line (ii) of the main paragraph of article 45, said exit shall be conditional on holding a public offering for the acquisition of shares on the same conditions contemplated in the above article.

Paragraph 1. Said General Meeting should define the person(s) responsible for the offering, who, attending the meeting, should expressly assume the obligation to conduct the offering.	Paragraph 1. Said General Meeting should define the person(s) responsible for the offering, who, attending the meeting, should expressly assume the obligation to conduct the offering.

Paragraph 2. In case of no definition of the persons responsible for conducting the public offering, in case of corporate restructuring where the resulting company’s securities are not accepted for trading at the Level 2 of Corporate Governance, the shareholders that voted favorably to the corporate restructuring should conduct said offering.

Paragraph 2. In case of no definition of the persons responsible for conducting the public offering, in case of corporate restructuring where the resulting company’s securities are not accepted for trading at the Level 2 of Corporate Governance, the shareholders that voted favorably to the corporate restructuring should conduct said offering.

Art. 47. The company’s delisting from Level 2 in view of the failure to perform the obligations set out in the Listing Rules of the Level 2 is contingent on the consummation of the public offering, at minimum at the Market Price of the shares, to be determined in an appraisal report set forth in article 48 hereof, subject to applicable legal and regulatory standards.

Art. 47. The company’s delisting from Level 2 in view of the failure to perform the obligations set out in the Listing Rules of the Level 2 is contingent on the consummation of the public offering, at minimum at the Market Price of the shares, to be determined in an appraisal report set forth in article 48 hereof, subject to applicable legal and regulatory standards.

Paragraph 1. The Controlling Shareholder should consummate the public offering set forth in the main section of this article.	Paragraph 1. The Controlling Shareholder should consummate the public offering set forth in the main section of this article.

Paragraph 2. Where there is no controlling shareholder and the exit from Level 2 mentioned in the main paragraph of this article arises from a decision by the Shareholders’ Meeting, the shareholders who voted in favor of the decision that implied the respective non-compliance shall make the public offering for the acquisition of shares contemplated in the main paragraph of this article.

Paragraph 2. Where there is no controlling shareholder and the exit from Level 2 mentioned in the main paragraph of this article arises from a decision by the Shareholders’ Meeting, the shareholders who voted in favor of the decision that implied the respective non-compliance shall make the public offering for the acquisition of shares contemplated in the main paragraph of this article.

Paragraph 3. Where there is no controlling shareholder and the exit from Level 2 mentioned in the main paragraph of this article arises on account of a management act or fact, the company’s management shall call a shareholders’ meeting whose order of the day shall be to decide on how to correct the non-compliance with the obligations contained in the Level 2 Regulations or, as the case may be, to decide on the company’s exit from Level 2.

Paragraph 3. Where there is no controlling shareholder and the exit from Level 2 mentioned in the main paragraph of this article arises on account of a management act or fact, the company’s management shall call a shareholders’ meeting whose order of the day shall be to decide on how to correct the non-compliance with the obligations contained in the Level 2 Regulations or, as the case may be, to decide on the company’s exit from Level 2.

Paragraph 4. Should the shareholders’ meeting mentioned in paragraph 3 above decide on the company’s exit from Level 2, said shareholders’ meeting shall appoint those responsible for holding the public offering for the acquisition of shares, mentioned in the main paragraph of this article. Those responsible, present at the meeting, shall expressly take upon themselves the obligation to make the offering.

Paragraph 4. Should the shareholders’ meeting mentioned in paragraph 3 above decide on the company’s exit from Level 2, said shareholders’ meeting shall appoint those responsible for holding the public offering for the acquisition of shares, mentioned in the main paragraph of this article. Those responsible, present at the meeting, shall expressly take upon themselves the obligation to make the offering.

Article 48. The fairness opinion dealt with in Chapter X of these bylaws shall be prepared by a specialist institution or company with proven experience and independent from the bank, its management and controlling shareholder, and from the latter’s decision-making power, and said opinion shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

Article 48. The fairness opinion dealt with in Chapter X of these bylaws shall be prepared by a specialist institution or company with proven experience and independent from the bank, its management and controlling shareholder, and from the latter’s decision-making power, and said opinion shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

Paragraph 1. The selection of the specialized entity or company responsible for determining the Bank’s Market Price referred to in Title X hereof is exclusively incumbent upon the General Meeting, after the presentation by the Board of Directors of a triple list, and the related resolution should be made by the absolute majority of the votes of the shareholders representing the Outstanding Shares attending the General Meeting that resolves on the matter, not included blank votes, and each share, regardless of the type or class, should be entitled to one vote. The meeting referred to in this Paragraph 1, if instated on first call, should be attended by shareholders representing no less than twenty percent (20% of total Outstanding Shares or, if instated on second call, can be attended by any number of shareholders representing the Outstanding Shares. The Shareholders’ Meeting provided under this Paragraph 1, if held on the first call, shall have the presence of shareholders representing no less than twenty percent (20%) of the total Outstanding Shares or, if held on the second call, may have the presence of any number of shareholders representing Outstanding Shares.

Paragraph 1. The selection of the specialized entity or company responsible for determining the Bank’s Market Price referred to in Title X hereof is exclusively incumbent upon the General Meeting, after the presentation by the Board of Directors of a triple list, and the related resolution should be made by the absolute majority of the votes of the shareholders representing the Outstanding Shares attending the General Meeting that resolves on the matter, not included blank votes, and each share, regardless of the type or class, should be entitled to one vote. The meeting referred to in this Paragraph 1, if instated on first call, should be attended by shareholders representing no less than twenty percent (20% of total Outstanding Shares or, if instated on second call, can be attended by any number of shareholders representing the Outstanding Shares. The Shareholders’ Meeting provided under this Paragraph 1, if held on the first call, shall have the presence of shareholders representing no less than twenty percent (20%) of the total Outstanding Shares or, if held on the second call, may have the presence of any number of shareholders representing Outstanding Shares.

Paragraph 2. The costs of preparing the fairness opinion shall be born in full by those responsible for holding the public offering for the acquisition of the shares.	Paragraph 2. The costs of preparing the fairness opinion shall be born in full by those responsible for holding the public offering for the acquisition of the shares.
Section IV – Ordinary Provisions	Section IV – Ordinary Provisions

Article 49. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

Article 49. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

Article 50. The company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the company. The company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

Article 50. Article 50. The company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the company. The company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

Sole paragraph: The provisions of the Level 2 Regulations shall take precedence over the provisions of the bylaws, in cases where the rights of those for whom the public offerings contemplated herein are adversely affected.

Sole paragraph: The provisions of the Level 2 Regulations shall take precedence over the provisions of the bylaws, in cases where the rights of those for whom the public offerings contemplated herein are adversely affected.

TITLE XI – ARBITRATION COURT	TITLE XI – ARBITRATION COURT

Article 51. The bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices, in the Level 2 Regulations, in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Article 51. The bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices, in the Level 2 Regulations, in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.	Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.	Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be handed down. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be handed down. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII - LIQUIDATION	TITLE XII - LIQUIDATION

Article 52. The company shall be liquidated as prescribed in law, and it shall be incumbent on the Shareholders’ Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

Article 52. The company shall be liquidated as prescribed in law, and it shall be incumbent on the Shareholders’ Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

TITLE XIII – ISSUANCE OF UNITS	TITLE XIII – ISSUANCE OF UNITS
Article 53. The company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).	Article 53. The company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).

Paragraph 1. Each Unit will correspond to fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

Paragraph 1. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.	Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.
Article 54. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.	Article 54. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

Article 55. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these bylaws.

Article 55. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these bylaws.

Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.	Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.

Paragraph 2. The Company’s Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 53, Paragraph2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

Paragraph 2. The Company’s Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 53, Paragraph2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.	Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.
Article 56. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.	Article 56. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

Paragraph 1. The right to attend the Company’s General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company’s General Meetings by a proxy appointed as set forth in article 6, Paragraph 2 hereof.

Paragraph 1. The right to attend the Company’s General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company’s General Meetings by a proxy appointed as set forth in article 6, Paragraph 2 hereof.

Paragraph 2. In the event of split, inplit, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units will be taken into consideration:

(i) In the event of an increase in the quantity of shares issued by the company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

(ii) In the event of a reduction in the quantity of shares issued by the company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

Paragraph 2. In the event of split, inplit, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units will be taken into consideration:

(i) In the event of an increase in the quantity of shares issued by the company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

(ii) In the event of a reduction in the quantity of shares issued by the company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share  and one (1) preferred share  issued by the company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

Article 57. In the event of the exercise of preemptive rights to subscribe shares issued by the company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of preferred shares and common shares issued by the company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

Article 57. In the event of the exercise of preemptive rights to subscribe shares issued by the company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of preferred shares and common shares issued by the company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share  and one (1) preferred share  issued by the company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

Article 58. The holders of Units shall be entitled to receive shares arising from splits, takeovers and mergers involving the company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity a fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

Article 58. The holders of Units shall be entitled to receive shares arising from splits, takeovers and mergers involving the company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity a fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV – GENERAL AND TRANSITORY PROVISIONS	TITLE XIV – GENERAL AND TRANSITORY PROVISIONS

Article 59. In cases not covered in these bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities, with due regard for Level 2 Regulations.

Article 59. In cases not covered in these bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities, with due regard for Level 2 Regulations.

II. Report describing the origin and justification of the amendments proposed and analyzing their legal and financial effects

Article 5: For comments on the amendment to the main section of article 5 of the bylaws, see comments above, in Exhibit I hereto, about the proposal to decrease the Company’s share capital.

Paragraph 1 of article 53, paragraph 2 of article 56 and main provision of article 57:  Amendments with the purpose of adjusting the composition of the Units, which shall be composed of one (1) common share and one (1) preferred share issued by the Company.

Article 11: The purpose of the proposal is to amend the Articles of Incorporation of the Company to clarify that Chairman of the Board of Directors and Chief Executive Officer positions shall not be undertaken by the same individual. The Companies listed at Level 2 of Corporate Governance of BM&FBOVESPA shall observe, among other requirements, the prohibition related to the accumulation of titles of chairman of the board of directors and chief executive officer or main executive of the Company. Despite the fact that the Company already adopted such measure, such provision was not expressly provided in the Articles of Incorporation. In compliance with the request from BM&FBOVESPA, the purpose of this proposal is to include compliance with such requirement in the Articles of Incorporation.

EXHIBIT III

Minutes of the Meeting of the Board of Directors held on September 26, 2013

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORs

MEETINGHELD ON SEPTEMBER 26, 2013

DATE, TIME AND PLACE:

September 26, 2013at 12:00, at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The totality of the members of the Company’s Board of Directors,as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; the DirectorsMr. Conrado Engel, JesúsMaría Zabalza Lotina, José Manuel Tejon BorrajoandJosé de Paiva Ferreira; the Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli, and via videoconference the Directorc Mr. José Antonio Alvarez Alvarez.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

SUMMARY OF THE RESOLUTIONS: Within the scope of a plan to optimize the composition of Santander’s regulatory capital (“Patrimônio de Referência – PR”), the Board of Directors of the Company approved: (a) the filling of a F-3ASR Registration Statementin the U.S. Securities and Exchange Commission – SEC, in the United States of America, which will allow the issuance of one or more series of instruments to compose Tier I and Tier II of the regulatory capital of Santander abroad, in proportion to be determined; (b) the re-filling of part of the 20-F Form with the Securities and Exchange Commission – SEC, due to the change in the method of accounting employee’s benefits, under the terms of the Technical Pronouncement CPC No. 33 from the Accounting Pronouncements Committee, approved by the Resolution CVM No. 695, of December 13, 2012, being these effects retroactively reflected in the financial statements of the 2012, 2011 and 2010 financial years; (c) the submission of a proposal to the Company’s Shareholder’s Meeting for the amendment of item XIII of article 17 of the Company’s Bylaws, so as to authorize the issuance of credit securities and other convertible instruments, as set forth in Law No. 12.838 of July 9, 2013 and CMN Resolution No. 4192, of March 1, 2013; (d) the submission of a proposal to the Company’s Shareholder’s Meeting for the restitution of funds to the shareholders in the amount of R$ 6,000,000,000.00 (six billion reais), under the terms of articles 173 and 174 of Law No. 6404/76, as amended, without reduction of the number of shares; (e) the submission of a proposal to the Company’s Shareholder’s Meeting to, in the future and upon the conclusion of items (a) to (d) indicated above, remove the trade of shares in cents in the stock exchange upon the approval of (i) bonus shares; (ii) amendment to the bylaws in order to reflect the corporate capital’s increase resulting from the capitalization of reserves for the bonus shares; (iii) momentary adjustments in the composition of the Units; (iv) reverse split of shares in the 55:1 ratio; and (v) new amendment to the bylaws in order to reflect the reverse stock split and adjust the Units composition, which shall be composed of one (1) common share and one (1) preferred share.

I certify that this summary confers with the minutes recorded in the Minutes of the Board of DirectorsMeetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

EXHIBIT IV

Material Fact published on September 27, 2013

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or the “Company”), complying with the provisions of Paragraph 4th of Article 157 of Law No. 6.404/76 and of Ruling No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), hereby announces that, in order to optimize Santander Brasil’s capital structure and in light of the new prudent capital requirements applicable to financial institutions (also known as “Basel III”), the Board of Directors will submit for shareholders’ approval a proposal of optimization of the composition of Santander Brasil’s regulatory capital (RC) (“Plan for Optimization of the RC”), maintaining its current volume and diversifying it in terms of currency and composition. The objective is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Santander Brasil’s business plan and growing assets. The Plan for Optimization of the RC involves the steps detailed below:

(1)       distribution of equity to the shareholders of Santander Brasil in a total amount of six billion Reais  (R$6,000,000,000.00), which will be submitted for approval by the Company’s Shareholders’ Meeting;

(2) issuance abroad of instruments to compose Tier I and Tier II of the regulatory capital of Santander Brasil, in a proportion to be determined, in an amount equivalent to the abovementioned distribution of equity, which will be submitted for approval by the Board of Directors of the Company; and

(3) a bonus share program and an adjustment in the composition of the Units, followed by a share reverse split (inplit), with the purpose of eliminating trading in cents, increasing the share liquidity and reducing the trading costs.

After the optimization mentioned above, the Basel index of Santander Brasil will remain at the current level, at about 21,5%, the highest among the major retail banks, and substantially higher than the minimum regulatory capital requirement and Basel III. This volume will maintain Santander Brasil’s ability to grow and benefit from business opportunities.

Distribution of Equity to the Shareholders

The Plan for Optimization of the RC initially involves a distribution of equity to the shareholders in a total amount of six billion Reais  (R$6,000,000,000.00), corresponding to R$ 1.584069138330 for each Unit and R$ 0.015086372746 for each common share (“ON”) or preferred share (“PN”) (“Distribution of Equity”).

After giving effect to the Distribution of Equity, the capital stock of the Company will be changed from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais  and twenty one cents (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Reais  and twenty one cents (R$56,828,201,614.21), without share reduction.

The effectiveness of the Distribution of Equity is conditioned on (i) its approval by the Extraordinary Shareholders’ Meeting (“ESM”), to be timely called; (ii) the completion of the procedure for opposition by unsecured creditors, as set forth in Article 174 of Law No. 6.404/76; and (iii) its approval by the Central Bank of Brasil (“BACEN”), as set forth in applicable regulations, and the filing of the minutes of the ESM with the Commercial Registry of the State of São Paulo – JUCESP.

Upon compliance with the conditions set out above, the Company will publish a Notice to the Shareholders to inform (i) the deadlines for payment of the funds to the shareholders proportionally to their participations in the Company´s capital stock, without monetary adjustment from the date of the ESM to the date of such payment; and (ii) the date upon which the Units and the shares will be traded ex-right Distribution of Equity. Until such date is set and disclosed in a Notice to the Shareholders, the Units and the shares will continue to be traded with the rights to Distribution of Equity.

Issuance of Instruments (Tier I and Tier II)

In accordance with the Plan for Optimization of the RC, the Board of Directors approved the filing of an F-3ASR Registration Statement (“Notes Program”) with the U.S. Securities and Exchange Commission – SEC, which will enable the issuance abroad of one or more series of instruments, in the form of notes (“Notes”). The Company will request to BACEN an authorization that the Notes be included in tier I and/or tier II of its regulatory capital, pursuant to the provisions of the Brazilian National Monetary Council (“CMM”) Resolution No. 4.192, of March 1, 2013. Furthermore, the Notes will have terms and conditions in order to receive equivalent regulatory treatment consistent with the regulations of the European Union related to the Basel III implementation. The Notes may only be issued if the Distribution of Equity to the shareholders is effective.

The Notes Program will involve issuances in a total amount equivalent in US dollars to six billion Reais (R$6,000,000,000.00). The terms and conditions of the Notes that may be issued pursuant to the Notes Program will be set in accordance with the market conditions existing at the time of the applicable issuances. The Company’s management will determine the breakdown of the Notes that will be included in tier I and/or tier II of the regulatory capital.

The Company intends to allow its shareholders, if they wish, to participate in the Notes issuance, in light of the close corporate relationship between the Company and its shareholders, subject to a minimum investment to be determined according to applicable regulations and market conditions. Santander Spain has expressed its commitment to subscribe and pay for the aggregate principal amount of the Notes proportional to its equity interest in the Company, as well as any Notes that are not subscribed by other shareholders.

The Notes will not be offered publicly in Brazil; therefore, there will be no registration with the Brazilian Securities Commission – CVM nor any trading in the Brazilian market.

The Company will publish in due course a Notice to the Shareholders with (i) the terms and conditions of the Notes; and (ii) the record date for subscription rights, as well as the procedures and timeframes for subscription of the Notes that must be complied with by any interested shareholders.

In order to allow for the reinvestment in the Notes by the shareholders, the financial settlement of the Notes will occur immediately after the effectiveness of the Distribution of Equity.

Bonus Share, Adjustment in the Composition of the Units and Share Inplit

Upon completion of the aforementioned steps of the Plan for Optimization of the RC, a Shareholders’ Meeting will analyze the proposal presented by the Board of Directors with the purpose of eliminating the trading in cents.

In general terms, the proposal involves the following measures:

Bonus Share

Bonus share at the rate of 0.047619048 PN share for each ON share (SANB3) or PN share (SANB4) traded independently, which will result in a bonus shares of 5 PN shares for each Unit (SANB11) through the capitalization of reserves in the amount of R$171,798,385.79 (one hundred and seventy-one million, seven hundred and ninety-eight thousand, three hundred and eighty-five Reais and seventy-nine cents), as set forth in Article 169 of the Brazilian Corporate Law.

If the bonus shares are approved by means of the capitalization of reserves mentioned above, the Company’s Bylaws will be amended as follows: (i) Article 5 of the Company’s Bylaws will be amended to reflect the new capital stock of the Company, which will then be of R$57,000,000,000.00 (fifty-seven billion Reais), divided into 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) ON shares and 205,204,486,108 (two hundred and five billion, two hundred and four million, four hundred and eighty-six thousand, one hundred and eight) PN shares; and (ii) Article 56 of the Bylaws will be amended in order to establish that the Units will be comprised of fifty-five (55) ON shares and fifty-five (55) PN shares.

Share Reverse Split (Inplit)

Share reverse split (inplit) of the totality of the issued ON shares and PN shares of the Company´s capital stock, in a proportion of 55:1, so that every fifty-five (55) ON shares and fifty-five (55) PN shares will then correspond to one (1) ON share and one (1) PN share, respectively, with the number of shares comprising the capital stock thereafter being 3,869,849,668 (three billion, eight hundred and sixty-nine million, eight hundred and forty-nine thousand, six hundred and sixty-eight) ON shares and  3,730,990,657 (three billion, seven hundred and thirty million, nine hundred ninety thousand, six hundred and fifty-seven) PN shares, totaling 7,600,840,325 (seven billion, six hundred million, eight hundred and forty thousand, three hundred and twenty-five) shares, all of which with no par value, to be distributed among the shareholders proportionally to their equity participation prior to the share split.

Fractional Shares

The Company´s management will comply with the provisions of Article 1, item XI, of CVM Instruction No. 323/00 and other rules and procedures applicable to the fractional shares resulting from the share inplit.

An affiliate of Santander Spain, the controlling shareholder of Santander Brasil, will deliver, at no cost, fractions of shares to the shareholders that, due to the share inplit, remain with an amount of shares that does not represent an integer. The fractions of shares will be delivered by the affiliate of Santander Spain in sufficient amount to compose shares with integer figures (i.e., integer closest to the fractioned number of shares).

Adjustment of the composition of the Units

Amendment to Article 56 of the Company´s Bylaws, with the purpose of establishing that the Units, due to the approval of the share inplit, will be comprised of one (1) ON share and one (1) PN share. The ADRs (American Deposit Receipts) will continue to be comprised by one Unit.

It is expected that the proposal for a bonus share, adjustment of the composition of the Units and share inplit will be submitted for the approval by the Shareholders’ Meeting in the first quarter of 2014, after implementation of the proposal for Distribution of Equity and issuance of the instruments to compose tier I and tier II of Santander Brasil’s regulatory capital discussed above.

Disclaimer in the United States:

This notice does not represent an offer to sell, or a request for an offer to acquire any securities, nor should there be any sale of such securities in any state of the United States of America or in another jurisdiction in which the offer, the request or the sale would not be permitted before registration or qualification under such jurisdiction. Except for the registration of the Notes Program with the U.S. Securities and Exchange Commission, there shall not be any registration or qualification of any offering in any other jurisdiction.

São Paulo, September 26th, 2013.

Carlos Alberto López Galán

Investors Relation Officer

Banco Santander (Brasil) S.A.

EXHIBIT V

Documents and Related Links

All documents referred to in this Manual may be found at the electronic addresses provided below. Moreover, specifically, each electronic address further provides the following additional documents in which shareholders are interested:

- www.ri.santander.com.br or www.santander.com.br/shareholders:  Information about the Company, such as corporate governance practices and curriculum of other members of the Board of Directors.

- www.bmfbovespa.com.br:  Level 2 Listing Regulations of Corporate Governance.

- www.cvm.gov.br:  Brazilian Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 19, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer